SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO §240.13d-2(a)
(Amendment No.  ___)*

EL CAPITAN PRECIOUS METALS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

282821 10 6

(CUSIP Number)

Charles C. Mottley
15225 N. 49th Street
Scottsdale, AZ   85254

With a copy to:

Alan M. Gilbert, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN   55402
(612-672-8200)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

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CUSIP No. 282821 10 6	SCHEDULE 13D	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS Charles C. Mottley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS * OO - Merger

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 16,731,985 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 16,731,985 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,731,985

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Item 5a)	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%

14.	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value, of El Capitan Precious Metals, Inc., a Nevada corporation (“ECPN,” “Issuer” or the “Company”).  The address of the Company’s principal executive offices is 15225 N. 49th Street, Scottsdale, AZ 85254.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Charles C. Mottley.  Mr. Mottley’s principal business address is 15225 N. 49th Street, Scottsdale, AZ   85254.  Mr. Mottley is President, Chief Executive Officer and a director of the Company.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mottley is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 19, 2011, the Reporting Person received 11,720,994 shares of the Company’s common stock in exchange for 7,788,332 shares of Gold and Minerals Company, Inc. (“G&M”) common stock upon G&M’s merger with and into ECPN.  On the effective date of the merger, the closing price of ECPN’s common stock was $1.20 per share.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person has been a long-time shareholder of G&M and ECPN and holds the shares covered by this Schedule solely for investment purposes.

The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.  Except as otherwise indicated in this Schedule, including under Item 6 hereof, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

(a)           The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

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(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)          Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           The Reporting Person beneficially owns 16,731,985 shares, which includes 800,000 shares issuable upon the exercise of options that are currently vested.  According to information provided by the Issuer in its most recently filed Annual Report on Form 10-K, as of December 29, 2011, the Issuer had 246,857,580 shares outstanding.  Based upon this information, the Reporting Person is the beneficial owner of 6.8% of the outstanding shares.  (This does not include 10,000 shares held by the Reporting Person’s spouse in her retirement account.  She has sole voting and dispositive power with respect to these shares.)

(b)           The Reporting Person has sole voting and dispositive power with respect to the 16,731,985 shares listed in item 5(a) above.

(c)          There were no transactions in the shares during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person.

(d)          Not applicable.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable.

ITEM 7.	EXHIBITS

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	/s/ Charles C. Mottley

Charles C. Mottley

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